Exhibit 21.1

List of Subsidiaries of Daqo New Energy Corp.

Name	Jurisdiction of Incorporation	Affiliate relationship with the registrant
Chongqing Daqo New Energy Co., Ltd.	China	Wholly-owned subsidiary
Nanjing Daqo New Energy Co., Ltd.	China	Wholly-owned subsidiary
Daqo Solar Energy North America	California, USA	Wholly-owned subsidiary
Daqo New Material Co., Ltd.	China	Variable interest entity consolidated in the registrant’s financial statements

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